Algonquin Power & Utilities Corp. Announces Proposed
Equity Units Offering
This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 15, 2020 to its short form base shelf prospectus dated April 3, 2020.
OAKVILLE, Ontario – June 16, 2021 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today announced that it plans to conduct an underwritten marketed public offering of equity units (the “Equity Units”) in an expected aggregate stated amount of $900 million (the “Offering”), subject to market conditions and other factors.
In connection with the Offering, the Company expects to grant the underwriters an option to purchase, upon the same terms as the Offering, up to an additional 15% of the Equity Units issued in the Offering, for a period of 13 days following pricing of the Offering.
The Company expects to use the net proceeds of the Offering to finance or refinance investments in renewable energy generation projects or facilities or other clean energy technologies in accordance with the Company’s Green Financing Framework. This would be the fourth "green" offering by the Company or its subsidiaries and aligns with AQN’s commitment to advancing a sustainable energy and water future.
Each Equity Unit will be issued in a stated amount of $50 and will initially consist of a contract to purchase common shares in the capital of the Company (“Common Shares”) and a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of the Company’s remarketable senior notes expected to be due June 15, 2026. Pursuant to the purchase contracts, holders will be required to purchase Common Shares on June 15, 2024. The Company intends to list the Equity Units (that are in the form of “corporate units”) on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance (subject to listing approval).
J.P. Morgan, Wells Fargo Securities, BMO Capital Markets and Morgan Stanley are acting as active book-running managers and representatives of the underwriters for the Offering.
The Offering is expected to be made to the public in each of the provinces of Canada and in the United States by means of a short form base shelf prospectus and related prospectus supplement to be filed with applicable Canadian securities regulatory authorities and which will form part of the Company’s effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The short form base shelf prospectus and the related prospectus supplement will contain important information about the Equity Units. Investors should read the short form base shelf prospectus and the related prospectus supplement before making an investment decision.
A preliminary prospectus supplement related to the Offering has been filed with the SEC and applicable Canadian securities regulatory authorities and is available on the SEC’s website at http://www.sec.gov and on SEDAR at www.sedar.com. Copies of the Company’s base shelf prospectus and the preliminary prospectus supplement relating to the Offering may be obtained from J.P. Morgan Securities LLC at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewater, NY 11717, Phone: 866-803-9204 or by email at prospectus-eq_fi@jpmorgan.com; Wells Fargo Securities, 500 West 33rd Street, New York, NY 10001, Phone: 800-326-5897 or by email at cmclientsupport@wellsfargo.com; BMO Capital Markets Corp., 3 Times Square, 25th Floor, New York, NY 10036,

Phone: 800-414-3627 or by email at bmoprospectus@bmo.com; and Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Phone: 866-718-1649 or by email at prospectus@morganstanley.com.
This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $15 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed renewable generation capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.

Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “may”, “plans”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected timing, conditions and terms of the Offering; the expected size of the Offering; the expected use of proceeds of the Offering; the expected terms of the Equity Units and the underlying securities; and the expected listing of the Equity Units. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. The forward-looking statements herein are based on assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions set out under the heading “Forward-Looking Statements and Forward-Looking Information” in AQN’s Management Discussion and Analysis for the three months ended March 31, 2021 (the “Interim MD&A”), AQN's Management Discussion and Analysis for the three and twelve months ended December 31, 2020 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2020, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500